FOR IMMEDIATE RELEASE

        NEWS RELEASE

CANALASKA URANIUM AND MITSUBISHI INITIATE WINTER EXPLORATION ON 50:50 JOINT VENTURE

Vancouver, Canada,  February 15th, 2010 - CanAlaska Uranium Ltd. (TSX.V -- CVV) ("CanAlaska" or the "Company") is pleased to announce that as at February 12th, 2010, MC Resources Canada Ltd., a wholly–owned subsidiary of Mitsubishi Corporation, completed the Cdn$11 million investment specified under the project’s option agreement and formally earned a 50% ownership interest in the West McArthur uranium project.  A 50:50 joint venture has been established between CanAlaska West McArthur Uranium Ltd., a wholly-owned subsidiary of the Company, and MC Resources Canada Ltd.  CanAlaska West McArthur Uranium is the Operator of the joint venture.  To facilitate the long-term planning of the project, Mitsubishi Corporation and CanAlaska have outlined a Cdn$20 million five-year program of exploration that will progressively test the current targets areas and reach across the remainder of the property to evaluate other target areas.

Figure 1

The Company has already commenced exploration work for the 2010 Winter season.  Geophysical crews started fieldwork in preparation for a $3.5m drill program on the West McArthur project.  A drill contract for a minimum of 6,500 metres of drilling, utilizing two drill rigs has now been executed with Cyr Drilling International Ltd.  Cyr Drilling has worked with the Company on drill projects at West McArthur since 2005, and is well-provisioned to complete this winter’s drill program.  The Company has been particularly anxious to re-commence drill testing on the Grid 1-2 area of the project, which has been in hiatus for the past two years.  Prior drilling by the Company in this area had intercepted trace uranium mineralization in three separate drill holes.  The nature of the alteration associated with the drilling, as well as from earlier geophysical surveys, indicated a number of discrete targets “A” to “D” in the Grid 1-2 area, as shown in Figure 1, which have been the subject of intense review, re-testing and prioritization for the past field seasons.  At least seven drill holes will be completed over the winter season on these high-priority targets. (see May 29, 2007 News Release for images of the geophysical responses and previous drill holes, alteration and mineralization).

Peter Dasler, President & CEO, commented, “We are very pleased to have been able to work with Mitsubishi for the past four years in expanding the knowledge of this very strategic project.  We are located in a very mineral-rich area, adjoining one of the largest uranium mines in the world.  Our preliminary work and drilling has indicated the style of targets that hold promise for significant uranium discovery.  The strength and continued support of Mitsubishi Corporation is allowing us to reach for our goals.”

The Qualified Technical Person for this news release is Peter G. Dasler, P. Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding to earn a 50% ownership interest in the West McArthur Project..  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.  Other Company projects in the Athabasca Basin scheduled for drill testing during this Winter 2010 season include McTavish, Collins Bay Extension and Fond Du Lac.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.